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July 14, 2023

Board of Trustees

JPMorgan Sustainable Municipal Income Fund

JPMorgan Trust II

277 Park Avenue

New York, NY 10172

Board of Trustees

JPMorgan Sustainable Municipal Income ETF

J.P. Morgan Exchange-Traded Fund Trust

277 Park Avenue

New York, NY 10172

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to JPMorgan Sustainable Municipal Income Fund (the “Target Fund”), a separate series of JPMorgan Trust II, a Delaware statutory trust (“Target Trust”), and to JPMorgan Sustainable Municipal Income ETF (the “Acquiring Fund”), a separate series of J.P. Morgan Exchange-Traded Fund Trust, a Delaware statutory trust (“ETF Trust”), and to the holders of shares of beneficial interest in the Target Fund (the “Target Fund Shareholders”), in connection with the transfer of all of the assets, as defined in the Agreement and Plan of Reorganization and Liquidation (the “Plan”) dated as of February 9, 2023, executed by ETF Trust on behalf of the Acquiring Fund and by Target Trust on behalf of the Target Fund, of the Target Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”), cash paid in lieu of fractional shares and the assumption of the Target Fund’s liabilities as defined in the Plan (the “Liabilities”) by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Target Fund in complete liquidation and termination of the Target Fund (the “Reorganization”), all pursuant to the Plan.

JPMorgan Sustainable Municipal Income Fund –
JPMorgan Sustainable Municipal Income ETF
July 14, 2023

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from ETF Trust on behalf of the Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Target Trust on behalf of the Target Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Target Fund and the Acquiring Fund:

1.

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Acquiring Fund and Target Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

2.

Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Target Fund solely in exchange for the assumption of the Liabilities of the Target Fund and issuance of the Acquiring Fund Shares;

3.

Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of the Assets of the Target Fund to the Acquiring Fund solely in exchange for the assumption by the Acquiring Fund of the Target Fund’s Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Target Fund Shareholders in exchange for their Target Fund shares;

Dechert LLP

JPMorgan Sustainable Municipal Income Fund –
JPMorgan Sustainable Municipal Income ETF
July 14, 2023

4.

Under Section 354 of the Code, no gain or loss will be recognized by any Target Fund Shareholder upon the exchange of its Target Fund shares solely for Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

5.

Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

6.

Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Target Fund Shareholder will include the period during which the Target Fund shares exchanged therefor were held by such shareholder, provided the Target Fund shares are held as capital assets at the time of the Reorganization;

7.

Under Section 362(b) of the Code, the tax basis of the Assets of the Target Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately prior to the Reorganization;

8.

Under Section 1223(2) of the Code, the holding period of the Assets of the Target Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund; and

9.	The Target Fund’s tax attributes enumerated in Section 381(c) of the Code will be taken into account by the Acquiring Fund without limitation.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

Dechert LLP